





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69962

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crowdest Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 4th Avenue N 20th Floor
(No. and Street)

Nashville (City) TN (State) 37219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Curtis Weeks 678-679-8642
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren and Company, CPAs
(Name – *if individual, state last, first, middle name*)

505 N Mur-Len Rd (Address) Olathe (City) KS (State) 66062 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Matthew McCall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crowdest Securities, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEIRDRE KIYONAGA JOHNSON
Notary Public
City of Baltimore
Maryland
My Commission Expires November 21, 2021

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROWDVEST SECURITIES, LLC
Separately Bound
Statement of Financial Condition
For the Period Ended
December 31, 2018
With
Report of Independent Registered Public Accounting Firm

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Crowdvest Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Crowdvest Securities, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Crowdvest Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Crowdvest Securities, LLC's management. Our responsibility is to express an opinion on Crowdvest Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Crowdvest Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II and III, have been subjected to audit procedures performed in conjunction with the audit of Crowdvest Securities, LLC's financial statements. The supplemental information is the responsibility of Crowdvest Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Crowdvest Securities, LLC's auditor since 2018.

Olathe, Kansas

February 27, 2019

CROWDVEST SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash and cash equivalents	$	29,444
Accounts Receivable		3,102
Total Assets	$	29,546

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES
Accounts payable and accrued expenses	$	10,127
Total Liabilities		10,127

MEMBERS' EQUITY

Total Members' Equity		19,420
Total Liabilities and Members' Equity	$	19,420

The accompanying notes are an integral part of these financial statements.

CROWDVEST SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Period January 17, 2018 through December 31, 2018

REVENUES	
Commissions	$ - 0 -
Total revenues	- 0 -
GENERAL AND ADMINISTRATIVE EXPENSES	
Occupancy	5,338
Data communication and technology	1,526
Consulting fees	18,064
Regulatory fees	4,790
Other operating expenses	1,194
Total expenses	30,912
NET (LOSS)	$ (30,912)

The accompanying notes are an integral part of these financial statements.

CROWDVEST SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Period January 17, 2018 through December 31, 2018

Balance, January 17, 2018	$	40,332
Contributions		10,000
Net (loss)		(30,912)
Balance, December 31, 2018	$	19,420

The accompanying notes are an integral part of these financial statements.

CROWDVEST SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Period January 17, 2018 through December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss)	$	(30,912)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) in accounts receivable		(3,102)
Decrease in other assets		550
Increase in accounts payable & accrued expenses		9,062
NET CASH USED BY OPERATING ACTIVITIES		(24,402)
CASH FLOWS FROM INVESTING ACTIVITIES:		(- 0 -)
NET CASH USED IN INVESTING ACTIVITIES		(- 0 -)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member Contributions		10,000
NET CASH PROVIDED IN FINANCING ACTIVITIES		10,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		14,402
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of period		40,846
End of period	$	26,444

The accompanying notes are an integral part of these financial statements.

CROWDVEST SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
For the Period January 17, 2018 through December 31, 2018

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Crowdvest Securities, LLC, ("the Company") is a registered broker dealer that began business in 2017. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company's business includes private placement services. The Company operates from offices located Nashville, Tennessee.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(i) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies are as follows:

Accounting policies: The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Income Taxes: The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition: On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include,

    a.   Private placement of securities

Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

***Revenue from Contracts with Customers*:**

Private Placement of Services:
These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including private placement and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

Date of Management's Review: Subsequent events were evaluated through February 21, 2019, the date which the financial statements were available to be issued.

NOTE B – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2018.

NOTE C — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $16,318, which was $11,318 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.62 to 1.0.

NOTE D – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

NOTE E – RELATED PARTY

The Company has a service agreement with a Related Party to provide rental space and utilities on a monthly basis at $500 per month. The Company owed the related party $1,500 at December 31, 2018 for rent and utilities and this is included in Accrued Expenses. The Member contributed $10,000 in capital in 2018.

NOTE F – CONCENTRATION

The Company had no concentrations in 2018.

NOTE G – GOING CONCERN

It is the plan of the Company's ownership to continue to fund the Company for the foreseeable future. The Company will have income as business dictates, projected to be within 24 months.

SUPPLEMENTAL INFORMATION

SCHEDULE I
CROWDVEST SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2018

NET CAPITAL:

Total members' equity	$ 19,420
Less nonallowable assets:	
Accounts receivable	(3,102)
Net Capital before haircuts	16,318
Net Capital	16,318
Minimum net capital required	5,000
Excess net capital	$ 11,318
Aggregate indebtedness total liabilities, less securities Bought, and securities sold, not yet purchased	$ 10,126
Net capital based on aggregate indebtedness	$ 5,000
Ratio of aggregate indebtedness to net capital	0.62 to 1.0

NOTE: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018.

CROWDVEST SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule, and was in compliance with the conditions of the exemption at December 31, 2018.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule, and was in compliance with the conditions of the exemption at December 31, 2018.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Crowdvest Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2018, in which (1) Crowdvest Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Crowdvest Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Crowdvest Securities, LLC stated that Crowdvest Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Crowdvest Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Crowdvest Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Olathe, Kansas

February 27, 2019



EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2018

Crowdvest Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(i)

and

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2018 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Name: _____Matthew McCall_____

By: _____

Title: _____CEO_____

Date: _____2/27/19_____